1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct

October 28, 2021

VIA EDGAR

Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:     RBC Funds Trust (the “Trust” or “Registrant”)

                         File Nos.: 333-111986; 811-21475

Dear Ms. Dubey:

We are writing in response to comments provided telephonically on October 22, 2021 with respect to Post-Effective Amendment No. 151 filed on Form N-1A on August 18, 2021 for the Trust under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), to register Class A, Class I and Class R6 shares of the RBC BlueBay Core Plus Bond Fund and RBC BlueBay Strategic Income Fund, two new series of the Trust. The staff’s comments relate to the letter dated October 21, 2021 (the “October 21 Response Letter”) that responded to the staff’s comments provided on September 23, 2021. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Capitalized terms used but not defined in this letter have the meanings given to them in the Funds’ registration statement.

Comment 1.

In response to Comment 9 in the October 21 Response Letter, the Trust indicated that the Funds are not expected to invest in excess of 15% of their net assets in CMOs and CMOs rated below investment grade are not expected to represent in excess of 10% of the Fund’s net assets. If the Funds will be principally investing in CMOs, please identify CMOs in the principal investment strategies.

Response 1. The Funds have identified investments in CMOs in the principal investment strategies.

Comment 2.	Please identify the broad-based securities market index that each Fund will use for the purposes of comparing the Fund’s performance in response to Item 4 of Form N-1A.

Response 2.    Each Fund will use the Bloomberg US Aggregate Bond Index for the purposes of comparing the Fund’s performance in response to Item 4 of Form N-1A. With respect to the RBC BlueBay Strategic Income Fund, the Fund will also compare its performance to a secondary index, which will be the ICE BofAML 3-Month US Treasury Bill Index.

Comment 3.

In the responses to Comments 18 and 19 in the October 21 Response Letter, the Trust stated that the RBC BlueBay Strategic Income Fund “is actively managed and is not managed to an index or a particular maturity.” If true, please state that the Fund may invest in securities of any maturity.

Response 3. The Trust will revise the disclosure as follows: “[t]he Fund is actively managed and is not managed to an index and may invest in securities of any maturity.”

Comment 4.	Please add disclosure in the principal investment strategies and principal risks that the RBC BlueBay Strategic Income Fund is a commodity pool and related risks.

Response 4.    After further evaluation of the RBC BlueBay Strategic Income Fund’s investment strategy, it has been determined that the Advisor will be able to claim on behalf of the Fund an exclusion from the definition of the term “commodity pool operator” under CFTC Regulation 4.5.

Comment 5.	In the responses to Comment 21 in the October 21 Response Letter, the Trust proposed to include the following disclosure:

If you purchased your shares by check or electronic funds transfer through the ACH network, you may not receive your redemption proceeds until your purchase amount has cleared, which may take up to 15 calendar days. This delay will not apply if you purchased your shares via wire payment.

Please delete references to electronic funds transfer through the ACH network.

Response 5. The Fund has deleted the reference to electronic funds transfer through the ACH network.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3304. Thank you.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen

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